SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities and Exchange Act of 1934

COMFORCE Corporation

(Name of issuer)

Common Stock

(Title of class of securities)

20038K109

(CUSIP number)

Charles J. Brucato III

ABRY Partners, LLC

111 Huntington Avenue

30th Floor

Boston, MA 02199

Telephone: (617) 859-2959

Copies to:

Joshua N. Korff, Esq.

John Kuehn, Esq.

Kester Spindler, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Telephone: (212) 446-4800

(Name, address and telephone number of person authorized to receive notices and communications)

November 1, 2010

(Dates of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

1

CUSIP No. 20038K109 13D
1.	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CFS Merger Sub Corp.; 27-3835735
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 6,679,453 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 6,679,453 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 35.8% (1)
14.	Type of reporting person CO

(1)	Beneficial ownership of the Common Stock of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 2 and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. The above calculations are based on 17,387,702 shares of Common Stock reported by the Issuer to be outstanding as of November 1, 2010 in the preliminary proxy statement filed by the Issuer on November 5, 2010 and stock options with respect to 1,290,000 shares of Common Stock issuable upon exercise thereof to the Stockholders (as defined below) described in Item 4 of this Schedule 13D within 60 days of November 1, 2010.

CUSIP No. 20038K109 13D
1.	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CFS Parent Corp.; 27-3835632
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 6,679,453 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 6,679,453 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 35.8% (1)
14.	Type of reporting person CO

(1)	Beneficial ownership of the Common Stock of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 2 and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. The above calculations are based on 17,387,702 shares of Common Stock reported by the Issuer to be outstanding as of November 1, 2010 in the preliminary proxy statement filed by the Issuer on November 5, 2010 and stock options with respect to 1,290,000 shares of Common Stock issuable upon exercise thereof to the Stockholders (as defined below) described in Item 4 of this Schedule 13D within 60 days of November 1, 2010.

CUSIP No. 20038K109 13D
1.	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CFS Holding, LLC; 27-3835505
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 6,679,453 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 6,679,453 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 35.8% (1)
14.	Type of reporting person OO

(1)	Beneficial ownership of the Common Stock of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 2 and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. The above calculations are based on 17,387,702 shares of Common Stock reported by the Issuer to be outstanding as of November 1, 2010 in the preliminary proxy statement filed by the Issuer on November 5, 2010 and stock options with respect to 1,290,000 shares of Common Stock issuable upon exercise thereof to the Stockholders (as defined below) described in Item 4 of this Schedule 13D within 60 days of November 1, 2010.

CUSIP No. 20038K109 13D
1.	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ABRY Partners VI, L.P.; 26-1643026
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 6,679,453 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 6,679,453 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 35.8% (1)
14.	Type of reporting person PN

(1)	Beneficial ownership of the Common Stock of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 2 and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. The above calculations are based on 17,387,702 shares of Common Stock reported by the Issuer to be outstanding as of November 1, 2010 in the preliminary proxy statement filed by the Issuer on November 5, 2010 and stock options with respect to 1,290,000 shares of Common Stock issuable upon exercise thereof to the Stockholders (as defined below) described in Item 4 of this Schedule 13D within 60 days of November 1, 2010.

CUSIP No. 20038K109 13D
1.	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ABRY VI Capital Partners, L.P.; 26-1643108
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 6,679,453 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 6,679,453 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 35.8% (1)
14.	Type of reporting person PN

(1)	Beneficial ownership of the Common Stock of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 2 and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. The above calculations are based on 17,387,702 shares of Common Stock reported by the Issuer to be outstanding as of November 1, 2010 in the preliminary proxy statement filed by the Issuer on November 5, 2010 and stock options with respect to 1,290,000 shares of Common Stock issuable upon exercise thereof to the Stockholders (as defined below) described in Item 4 of this Schedule 13D within 60 days of November 1, 2010.

CUSIP No. 20038K109 13D
1.	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ABRY VI Capital Investors, LLC; 26-1642919
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 6,679,453 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 6,679,453 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 35.8% (1)
14.	Type of reporting person OO

(1)	Beneficial ownership of the Common Stock of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 2 and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. The above calculations are based on 17,387,702 shares of Common Stock reported by the Issuer to be outstanding as of November 1, 2010 in the preliminary proxy statement filed by the Issuer on November 5, 2010 and stock options with respect to 1,290,000 shares of Common Stock issuable upon exercise thereof to the Stockholders (as defined below) described in Item 4 of this Schedule 13D within 60 days of November 1, 2010.

SCHEDULE 13D

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D (this “Schedule 13D”) relates is the common stock, $0.01 par value per share (the “Common Stock”), of COMFORCE Corporation, a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 999 Stewart Avenue, Bethpage, New York 11714.

Item 2.	Identity and Background

This Schedule 13D is being jointly filed on behalf of each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended:

(a)	CFS Merger Sub Corp. (“Merger Sub”), a Delaware corporation wholly-owned by CFS Parent Corp.

(b)	CFS Parent Corp. (“Parent”), a Delaware corporation wholly-owned by CFS Holding, LLC.

(c)	CFS Holding, LLC (“Holding”), a Delaware limited liability company wholly-owned by ABRY Partners VI, L.P.

(d)	ABRY Partners VI, L.P. (“ABRY VI”), a Delaware limited partnership. The general partner of ABRY VI is ABRY VI Capital Partners, L.P.

(e)	ABRY VI Capital Partners, L.P. (“ABRY VI CP”), a Delaware limited partnership. The general partner of ABRY VI CP is ABRY VI Capital Investors, LLC.

(f)	ABRY VI Capital Investors, LLC, a Delaware limited liability company (“ABRY VI CI”).

Merger Sub, Parent and Holding were formed solely for the purpose of effecting the transactions contemplated by the Merger Agreement (defined below) and have not engaged in any activities except in connection with these transactions. ABRY VI, ABRY VI CP, and ABRY VI CI are affiliates of ABRY Partners, LLC, a Boston-based private equity firm principally engaged in the business of investing in and managing private equity investments.

The entities set forth in clauses (a) through (f) above are collectively hereinafter referred to as the “Reporting Persons” and each as a “Reporting Person.” The business address for the Reporting Persons is c/o ABRY Partners, LLC, 111 Huntington Avenue, 30th Floor, Boston, Massachusetts 02199.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 1. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of each of the Reporting Persons is set forth on Schedule A attached hereto. During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds

The information set forth in Item 4 is hereby incorporated herein by reference.

On November 1, 2010, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Parent and Merger Sub, pursuant to which, upon the terms and subject to the conditions thereof, Merger Sub will merge with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly-owned subsidiary of Parent (the “Merger”).

If the Merger is consummated, then the transactions contemplated by the Merger Agreement and the payment of related transaction fees and expenses will be financed from the following sources: (i) up to $85.0 million in equity financing to be provided or secured by ABRY VI or other parties to whom ABRY VI assigns a portion of its commitment, pursuant to an equity commitment letter, by and between ABRY VI and Parent, dated as of November 1, 2010 (the “First Equity Commitment Letter”), and (ii) approximately $100.0 million to be funded either by ABRY VI or from borrowings under a new senior credit facility with the Issuer’s existing lender or such other lender as Parent determines. ABRY VI’s obligation to fund the equity financing contemplated by the First Equity Commitment Letter is subject only to the satisfaction of the conditions to Parent and Merger Sub’s obligations to consummate the transactions contemplated by the Merger Agreement.

Additionally, pursuant to a second equity commitment letter, by and between ABRY VI and Parent, dated as of November 1, 2010 (the “Second Equity Commitment Letter”), ABRY VI has committed to make or secure capital contributions to Parent at or prior to the closing of the Merger of up to $3.8 million for the sole purpose of satisfying claims for monetary damages arising out of Parent and Merger Sub’s obligations under the Merger Agreement in the event that the Merger is not consummated as a result of the election of the Issuer to terminate the Merger Agreement because (i) there has been a breach of a representation, warranty, covenant or agreement made by Parent or Merger Sub in the Merger Agreement or any such representation or warranty becomes untrue or incorrect after the date of the Merger Agreement, which breach or failure to be true or correct would give rise to the failure of the condition to the closing of the Merger relating to the accuracy of the representations and warranties of Parent and Merger Sub or compliance by Parent and Merger Sub with their obligations under the Merger Agreement, and such breach or failure is not cured within certain notice periods, or (ii) the Issuer has satisfied its conditions to Parent and Merger Sub’s obligations to consummate the Merger, and following notice by the Issuer to Parent of its readiness to close the Merger, Parent and Merger Sub fail to close the Merger within two business days following the date on which the closing should have occurred under the Merger Agreement.

The foregoing descriptions of the First Equity Commitment Letter and the Second Equity Commitment Letter do not purport to be complete and are qualified in their entirety by reference to the full text of the First Equity Commitment Letter and the Second Equity Commitment Letter, as applicable, which are attached hereto as Exhibits 2 and 3, respectively, and incorporated herein by reference.

As of the date of this Schedule 13D, the Reporting Persons have not paid any funds or other consideration for purchases of Common Stock.

Item 4.	Purpose of the Transaction

The Merger Agreement

The Merger Agreement provides that, at the effective time of the Merger (the “Effective Time”), each share of Common Stock of the Issuer issued and outstanding immediately prior to the Effective Time (other than shares of Common Stock owned by (i) Parent, Merger Sub, the Issuer or any of their subsidiaries, or (ii) stockholders of the Issuer who have properly exercised and not withdrawn appraisal rights under Delaware law) will be automatically cancelled and converted into the right to receive $2.50 in cash (the “Common Per Share Merger Consideration”), without interest, less any applicable withholding taxes.

The Merger Agreement also provides that, at the Effective Time, each issued and outstanding share of the Issuer’s Series 2003A Convertible Preferred Stock, Series 2003B Convertible Preferred Stock and Series 2004A Convertible

Preferred Stock (collectively, the “Preferred Stock”) will be converted into the right to receive the amount per share of Series 2003A Convertible Preferred Stock, Series 2003B Convertible Preferred Stock and Series 2004A Convertible Preferred Stock, respectively, that represents in each such case $2.50 in cash, without interest, less any applicable withholding taxes, per share of Common Stock on an as-converted basis, assuming conversion of all of such Preferred Stock to Common Stock as of the closing date of the Merger (and in each case other than shares of Preferred Stock owned by (i) Parent, Merger Sub, the Issuer or any of their subsidiaries, or (ii) stockholders of the Issuer who have properly exercised and not withdrawn appraisal rights under Delaware law).

In addition, the Merger Agreement provides that, at the Effective Time, each outstanding option to acquire shares of Common Stock, whether or not then vested or exercisable, will vest and be cancelled and converted into the right to receive an amount in cash equal to (i) the number of shares of Common Stock subject to such option, multiplied by (ii) the excess (if any) of the Common Per Share Merger Consideration over the exercise price per share of such option, less any applicable withholding taxes.

The respective obligations of the Issuer, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver of certain customary conditions, including the adoption of the Merger Agreement by the Issuer’s stockholders, receipt of required regulatory approvals, the absence of any legal prohibitions, the accuracy of the representations and warranties of the parties and compliance by the parties with their respective obligations under the Merger Agreement.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 4 and incorporated herein by reference.

The Voting and Support Agreements

In connection with the execution of the Merger Agreement, John Fanning, Harry V. Maccarrone, Daniel Raynor, Gordon Robinett, Kenneth J. Daley, Pierce J. Flynn, and Robert F. Ende and their affiliates, including related trusts (collectively, the “Stockholders”), each entered into a voting and support agreement, dated as of November 1, 2010 (collectively, the “Voting and Support Agreements”), with Parent and Merger Sub with respect to an aggregate of 5,389,453 shares of Common Stock and 13,398 shares of Preferred Stock and any additional shares of Common Stock or Preferred Stock acquired by the Stockholders, including pursuant to the exercise of options to acquire shares of Common Stock (the “Subject Shares,” and the Common Stock included in the Subject Shares, the “Voting Shares”).

Under the Voting and Support Agreements, each Stockholder agreed that, at every meeting of the stockholders of the Issuer called to vote, such Stockholder will vote all Voting Shares: (i) in favor of adoption of the Merger Agreement, and (ii) against any action or agreement which would in any material respect impede, interfere with or prevent the Merger, against any Acquisition Proposal (as defined in the Merger Agreement), and against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation of such Stockholder under the Voting and Support Agreements. Each Stockholder also granted to Parent a proxy to vote the Voting Shares owned by such Stockholder with respect to any of the foregoing matters at any meeting of the Issuer’s stockholders and in any action by written consent of the Issuer’s stockholders. Pursuant to the applicable Voting and Support Agreement, each Stockholder also agreed not to (a) transfer any of the Subject Shares or create any encumbrances, or consent to any of the foregoing, (b) enter into any contract with respect to any transfer of the Subject Shares, (c) grant any proxy or other authorization or consent with respect to any of the Subject Shares that is inconsistent with the Merger Agreement or such Stockholder’s Voting and Support Agreement, (d) deposit any of the Subject Shares into a voting trust or enter into a voting and support agreement with respect to the Subject Shares, or (e) knowingly take any other action that would restrict, limit or interfere with the performance of such Stockholder’s obligations under such Stockholder’s Voting and Support Agreement.

Each Stockholder under such Stockholder’s Voting and Support Agreement waived any rights of appraisal or similar rights under any applicable law in connection with the Merger. Each Stockholder also agreed not to solicit or take any other action that would facilitate any proposal that would reasonably be expected to lead to an Acquisition Proposal, to engage in negotiations concerning an Acquisition Proposal, or execute any agreement relating to any Acquisition Proposal.

One of the purposes of the Voting and Support Agreements is to secure the support of certain significant holders of Common Stock for the proposed Merger contemplated by the Merger Agreement. There can be no assurance, however, that the proposed Merger will be consummated or as to the timing or terms thereof. Each Voting and Support Agreement will terminate on the first to occur of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms, or (iii) the mutual agreement of the Stockholder party to such Voting and Support Agreement and Parent.

The foregoing description of the Voting and Support Agreements set forth above does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Voting and Support Agreement, which is attached hereto as Exhibit 5 and incorporated herein by reference. The Voting and Support Agreements are substantially identical, other than (i) the number of Subject Shares subject to each Voting and Support Agreement, and (ii) the Stockholder party to each Voting and Support Agreement.

Schedule B attached hereto lists the names and number of shares of Common Stock and Preferred Stock, and shares of Common Stock issuable upon exercise of stock options, that are beneficially held by each Stockholder and subject to this Schedule 13D.

Other

The board of directors of the surviving corporation will, from and after the Effective Time, consist of the directors of Merger Sub until their successors have been duly elected and qualified or until their earlier death, resignation or removal in accordance with the terms of the certificate of incorporation and by-laws of the surviving corporation. The officers of Merger Sub at the Effective Time will, from and after the Effective Time, be the officers of the surviving corporation until their successors have been duly appointed and qualified or until their earlier death, resignation or removal in accordance with the terms of the certificate of incorporation and by-laws of the surviving corporation.

The certificate of incorporation of the surviving corporation will be in the form of the certificate of incorporation attached as an exhibit to the Merger Agreement, until amended in accordance with the terms of the certificate of incorporation or applicable law. The by-laws of the surviving corporation will be in the form of the by-laws of Merger Sub as amended to the form of the exhibit as attached to the Merger Agreement until amended in accordance with the terms of such by-laws, the certificate of incorporation of the surviving corporation or applicable law.

Following the completion of the Merger, the Common Stock will be delisted from NYSE Amex, deregistered under the Securities Exchange Act of 1934, as amended, and cease to be publicly traded.

The information set forth in Item 3 and Item 6 of this Schedule 13D is hereby incorporated herein by reference.

Except as otherwise described in this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A attached hereto currently has any plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any changes in the Issuer’s charter or by-laws or other actions which may impede the acquisition or control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (ix) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) and (b)

Other than those shares of Common Stock that may be deemed to be beneficially owned by operation of the Voting and Support Agreements, the Reporting Persons, do not beneficially own any shares of Common Stock.

As a result of the Voting and Support Agreements, Parent may be deemed to have the power to vote up to 6,679,453 shares of Common Stock in favor of approval of the Merger and, therefore, each Reporting Person may be deemed to be the beneficial owner of 6,679,453 shares of Common Stock. All shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons constitute approximately 35.8% of the 17,387,702 shares of Common Stock reported by the Issuer to be outstanding as of November 1, 2010 in the preliminary proxy statement filed on November 5, 2010 and stock options with respect to 1,290,000 shares of Common Stock issuable upon exercise thereof to the Stockholders within 60 days of November 1, 2010.

The Reporting Persons (i) are not entitled to any rights as a stockholder of the Issuer as to the shares of Common Stock covered by the Voting and Support Agreements, except as otherwise expressly provided in the Voting and Support Agreements, and (ii) disclaim all beneficial ownership of such shares of Common Stock.

Except as set forth in this Item 5(a), none of Parent and, to the knowledge of the Reporting Persons, any persons named in Schedule A attached hereto beneficially owns any shares of Common Stock.

(c)

Except for the agreements described in this Schedule 13D, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A attached hereto or Item 5(a).

(d)

To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e)

Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the agreements described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), by or among the Reporting Persons or, to the knowledge of any of the Reporting Persons, any other person or entity referred to in Item 2 (including those listed on Schedule A attached hereto), or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, by and among the Reporting Persons, dated November 12, 2010.

Exhibit 2	First Equity Commitment Letter, by and between CFS Parent Corp. and ABRY Partners VI, L.P., dated as of November 1, 2010.

Exhibit 3	Second Equity Commitment Letter, by and between CFS Parent Corp. and ABRY Partners VI, L.P., dated as of November 1, 2010.

Exhibit 4	Agreement and Plan of Merger, by and among COMFORCE Corporation, CFS Parent Corp. and CFS Merger Sub Corp., dated as of November 1, 2010 (incorporated by reference to Exhibit 2.1 to COMFORCE Corporation’s Current Report on Form 8-K, filed November 2, 2010).

Exhibit 5	Form of Voting and Support Agreement, by and among CFS Parent Corp., CFS Merger Corp. and certain stockholders of COMFORCE Corporation (incorporated by reference to Annex B to COMFORCE Corporation’s Preliminary Proxy Statement on Schedule 14A, filed November 5, 2010).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: November 12, 2010

CFS PARENT CORP.

By:	/S/ BRIAN ST. JEAN
Name:	Brian St. Jean
Title:	Vice President and Secretary

CFS MERGER SUB CORP.

By:	/S/ BRIAN ST. JEAN
Name:	Brian St. Jean
Title:	Vice President and Secretary

CFS HOLDING, LLC

By:	/S/ BRIAN ST. JEAN
Name:	Brian St. Jean
Title:	Vice President and Secretary

ABRY PARTNERS VI, L.P.

By: ABRY VI Capital Partners, L.P., its General Partner

By: ABRY VI Capital Investors, LLC,
its General Partner

By:	/S/ ROYCE YUDKOFF
Name:	Royce Yudkoff
Title:	Sole Member

ABRY VI CAPITAL PARTNERS, L.P.

By: ABRY VI Capital Investors, LLC, its General Partner

By:	/S/ ROYCE YUDKOFF
Name:	Royce Yudkoff
Title:	Sole Member

ABRY VI CAPITAL INVESTORS, LLC

By:	/S/ ROYCE YUDKOFF
Name:	Royce Yudkoff
Title:	Sole Member

SCHEDULE A

CERTAIN INFORMATION CONCERNING EXECUTIVE OFFICERS AND DIRECTORS OF

CFS MERGER SUB CORP., CFS PARENT CORP., CFS HOLDING, LLC, ABRY PARTNERS VI, L.P.,

ABRY VI CAPITAL PARTNERS, L.P. AND ABRY VI CAPITAL INVESTORS, LLC

*Unless indicated otherwise, all individuals listed in this Schedule A are citizens of the United States of America.

**The business address of all individuals listed in this Schedule A is c/o ABRY Partners, LLC, 111 Huntington Avenue, 30th Floor, Boston, Massachusetts 02199.

CFS Merger Sub Corp.
Charles J. Brucato III, President
Brian St. Jean, Vice President and Secretary

CFS Parent Corp.
Charles J. Brucato III, President
Brian St. Jean, Vice President and Secretary

CFS Holding, LLC
Charles J. Brucato III, President
Brian St. Jean, Vice President and Secretary

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SCHEDULE B

STOCKHOLDERS AND SUBJECT SHARES

Name and Address of Beneficial Owner		Number (1)

	Subtotals:
Management:
John C. Fanning (2) (4)
Held individually	405,000
Held through John C. Fanning Revocable Trust	4,217,308
Held through John C. Fanning Irrevocable Grantor Retained Annuity Trust (GRAT)	527,789

Total		5,150,097
Harry V. Maccarrone (3) (4)
Held individually	405,552
Held as co-trustee of John C. Fanning Revocable Trust	4,217,308
Held as trustee of John C. Fanning GRAT	527,789
Held as partner of Fanning Asset Partners, L.P.	565,382

Total		5,716,031
Daniel Raynor (5)		105,000
Gordon Robinett (6)		86,000
Kenneth J. Daley (7)		119,000
Pierce J. Flynn (8)		75,000
Robert F. Ende (9)		173,422

Directors and officers as a group (10)		6,679,453

(1)	For purposes of this table, shares are considered “beneficially owned” if the person directly or indirectly has the sole or shared power to vote or direct the voting of the securities or the sole or shared power to dispose of or direct the disposition of the securities, even if such person has no pecuniary interest in such securities. A person is also considered to beneficially own shares that such person has the right to acquire within 60 days, and options exercisable within such period are referred to herein as “currently exercisable.”

(2)	Effective October 11, 2010, Mr. Fanning’s employment as Chief Executive Officer of the Issuer was terminated. He continues to serve as Chairman of the board of directors of the Issuer. The shares beneficially owned by Mr. Fanning are as follows:

Individual Holdings: 405,000 shares of Common Stock issuable to him upon exercise of the following options:

Shares issuable upon the exercise of options:	Exercise price per share ($)	Expiration Date
10,000	1.50	6/11/2011
10,000	1.10	6/10/2012
75,000	1.45	6/10/2012
10,000	0.66	8/11/2013
10,000	2.19	6/7/2014
75,000	3.02	1/16/2015
10,000	2.00	6/7/2015
10,000	2.66	6/4/2016
10,000	2.60	6/9/2017
10,000	2.04	6/9/2018
10,000	1.30	6/8/2019
150,000	1.75	12/21/2019
15,000	1.37	6/13/2020

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Held through the John C. Fanning Revocable Trust: 4,217,308 shares of Common Stock owned by the John C. Fanning Revocable Trust. Mr. Fanning is a co-trustee (together with Mr. Maccarrone) of the John C. Fanning Revocable Trust. Mr. Fanning shares voting and dispositive power with Mr. Maccarrone as to all of these shares. Mr. Fanning is the sole beneficiary under the Trust except for a nominal interest held by Mr. Maccarrone.

Held through the John C. Fanning GRAT: 527,789 shares of Common Stock owned by the John C. Fanning GRAT. Mr. Maccarrone is the trustee of the John C. Fanning GRAT. Mr. Maccarrone holds sole voting and dispositive power in the shares and Mr. Fanning holds the entire pecuniary interest subject to a residual interest for the benefit of his family.

(3)	Mr. Maccarrone became Chief Executive Officer of the Issuer on October 11, 2010. He resigned as Chief Financial Officer of the Issuer on such date. He also serves as the Issuer’s principal accounting officer. The shares beneficially owned by Mr. Maccarrone, of the Issuer, are as follows:

Individual Holdings: 10,552 shares of Common Stock held of record by him and 395,000 shares of Common Stock issuable to him upon exercise of the following options:

Shares issuable upon the exercise of options:	Exercise price per share ($)	Expiration Date
10,000	1.50	6/11/2011
10,000	1.10	6/10/2012
75,000	1.45	6/10/2012
10,000	0.66	8/11/2013
10,000	2.19	6/7/2014
75,000	3.02	1/16/2015
10,000	2.00	6/7/2015
10,000	2.66	6/4/2016
10,000	2.60	6/9/2017
10,000	2.04	6/9/2018
10,000	1.30	6/8/2019
140,000	1.75	12/21/2019
15,000	1.37	6/13/2020

Held as co-trustee of the John C. Fanning Revocable Trust: 4,217,308 shares of Common Stock owned by the John C. Fanning Revocable Trust. Mr. Maccarrone is a co-trustee (together with Mr. Fanning) of the John C. Fanning Revocable Trust. Mr. Maccarrone shares voting and dispositive power with Mr. Fanning as to all of these shares but holds no pecuniary interest in the shares.

Held as trustee of the John C. Fanning GRAT: 527,789 shares of Common Stock owned by the John C. Fanning GRAT. Mr. Maccarrone is the trustee of the John C. Fanning GRAT. Mr. Maccarrone holds sole voting and dispositive power but holds no pecuniary interest in the shares.

Held as partner of Fanning Asset Partners, L.P.: 565,382 shares of Common Stock held by Fanning Asset Partners, L.P., a limited partnership in which Mr. Maccarrone is the president and sole shareholder of the corporation, HM Assets, Inc., that serves as its general partner, for the benefit of certain members of Mr. Fanning’s family. Mr. Maccarrone has sole voting and dispositive power as to all of these shares but holds no pecuniary interest in the shares (beyond a nominal interest).

(4)

Not included in the shares beneficially owned by John C. Fanning or Harry V. Maccarrone are up to 13.7 million shares of Common Stock issuable to the John C. Fanning Revocable Trust and up to 2.9 million shares of Common Stock issuable to Fanning Asset Partners, L.P., in each case assuming conversion as of December 31, 2010 of the Series 2003A Preferred Stock, the Series 2003B Preferred Stock and the Series

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2004A Preferred Stock. The Series 2003A Preferred Stock, the Series 2003B Preferred Stock and the Series 2004A Preferred Stock can be converted into Common Stock or into shares of non-voting participating preferred stock having a liquidation preference of $0.01 per share (but no other preferences) to be created by the Issuer, which, in turn, would be convertible into Common Stock. Inclusion of these shares would have the following impact:

•

If all such shares held by the John C. Fanning Revocable Trust and John C. Fanning GRAT were deemed to be owned beneficially by Mr. Fanning, he would hold 54.7% (rather than, as shown in the table, 28.9%) of the Common Stock.

•

If all such shares held by Fanning Asset Partners, L.P. and the John C. Fanning Revocable Trust were deemed to be owned beneficially by Mr. Maccarrone, he would hold 64.8% (rather than, as shown in the table, 32.1%) of the Common Stock.

(5)	The shares beneficially owned by Mr. Raynor, a director of the Issuer, are 105,000 shares of Common Stock issuable upon the exercise of the following currently exercisable options:

Shares issuable upon the exercise of options:	Exercise price per share ($)	Expiration Date
10,000	1.50	6/11/2011
10,000	1.10	6/10/2012
10,000	0.66	8/11/2013
10,000	2.19	6/7/2014
10,000	2.00	6/7/2015
10,000	2.66	6/4/2016
10,000	2.60	6/9/2017
10,000	2.04	6/9/2018
10,000	1.30	6/8/2019
15,000	1.37	6/13/2020

(6)	The shares beneficially owned by Mr. Robinett, a director of the Issuer, are 1,000 shares of Common Stock currently held of record by him and 85,000 shares of Common Stock issuable upon the exercise of the following currently exercisable options:

Shares issuable upon the exercise of options:	Exercise price per share ($)	Expiration Date
10,000	1.50	6/11/2011
10,000	2.19	6/7/2014
10,000	2.00	6/7/2015
10,000	2.66	6/4/2016
10,000	2.60	6/9/2017
10,000	2.04	6/9/2018
10,000	1.30	6/8/2019
15,000	1.37	6/13/2020

(7)	The shares beneficially owned by Mr. Daley, a director of the Issuer, are 64,000 shares of Common Stock held of record by him and 55,000 shares of Common Stock issuable upon the exercise of the following currently exercisable options:

Shares issuable upon the exercise of options:	Exercise price per share ($)	Expiration Date
10,000	2.66	6/4/2016
10,000	2.60	6/9/2017
10,000	2.04	6/9/2018
10,000	1.30	6/8/2019
15,000	1.37	6/13/2020

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(8)	The shares beneficially owned by Mr. Flynn, a director of the Issuer, are 75,000 shares of Common Stock issuable upon the exercise of the following currently exercisable options:

Shares issuable upon the exercise of options:	Exercise price per share ($)	Expiration Date
10,000	2.19	6/7/2014
10,000	2.00	6/7/2015
10,000	2.66	6/4/2016
10,000	2.60	6/9/2017
10,000	2.04	6/9/2018
10,000	1.30	6/8/2019
15,000	1.37	6/13/2020

(9)	The shares beneficially owned by Mr. Ende, Senior Vice President, Finance and Chief Financial Officer of the Issuer, are 3,422 shares of Common Stock held of record by him and 170,000 shares of Common Stock issuable to him upon exercise of the following options:

Shares issuable upon the exercise of options:	Exercise price per share ($)	Expiration Date
50,000	1.45	6/10/2012
60,000	3.02	1/16/2015
60,000	1.75	12/21/2019

(10)	The shares shown to be beneficially owned by the directors and officers as a group include shares held of record by them or an affiliate and shares issuable upon the exercise of options.

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EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the undersigned, being duly authorized thereunto, hereby (i) agree to the joint filing with all other Reporting Persons (as such term is defined in Schedule 13D described below) on behalf of each of them of a Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of COMFORCE Corporation, and (ii) agree that this agreement (this “Agreement”) be included as an Exhibit to such joint filing. The execution and filing of this Agreement shall not be construed as an admission that the below-named parties are a group, or have agreed to act as a group. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

Dated: November 12, 2010

CFS PARENT CORP.

By:	/s/ Brian St. Jean
Name:	Brian St. Jean
Title:	Vice President and Secretary

CFS MERGER SUB CORP.

By:	/s/ Brian St. Jean
Name:	Brian St. Jean
Title:	Vice President and Secretary

CFS HOLDING, LLC

By:	/s/ Brian St. Jean
Name:	Brian St. Jean
Title:	Vice President and Secretary

ABRY PARTNERS VI, L.P.

By: ABRY VI Capital Partners, L.P.,
its General Partner

By: ABRY VI Capital Investors, LLC,
its General Partner

By:	/s/ Royce Yudkoff
Name:	Royce Yudkoff
Title:	Sole Member

ABRY VI CAPITAL PARTNERS, L.P.

By: ABRY VI Capital Investors, LLC,
its General Partner

By:	/s/ Royce Yudkoff
Name:	Royce Yudkoff
Title:	Sole Member

ABRY VI CAPITAL INVESTORS, LLC

By:	/s/ Royce Yudkoff
Name:	Royce Yudkoff
Title:	Sole Member

EXHIBIT 2

EXECUTION COPY

November 1, 2010

CFS Parent Corp.

c/o ABRY Partners, LLC

111 Huntington Avenue, 30th Floor

Boston, Massachusetts 02199

Re:	Equity Financing Commitment

Ladies and Gentlemen:

This letter agreement (this “Equity Commitment Letter”) sets forth the commitment of ABRY Partners VI, L.P., a Delaware limited partnership (the “Sponsor”), subject to the terms and conditions contained herein, to purchase, or cause the purchase of, certain equity and/or debt securities of CFS Parent Corp., a Delaware corporation (“Parent”). It is contemplated that, pursuant to that certain Agreement and Plan of Merger, dated as of the date hereof (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Parent, CFS Merger Sub Corp., a Delaware corporation (“Merger Sub”), and COMFORCE Corporation, a Delaware corporation (the “Company”), Merger Sub has agreed to, on the terms and subject to the conditions set forth in the Merger Agreement, merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Parent. Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Merger Agreement.

1. Commitment. This Equity Commitment Letter confirms the commitment of the Sponsor, subject to the terms and conditions set forth herein, that, at the Closing, it shall purchase (or cause an assignee permitted by the terms of Section 4(a) to purchase) equity and/or debt securities of Parent and/or a wholly-owned Subsidiary of Parent for an aggregate amount in cash of US$85,000,000 (the “Commitment”), solely for the purpose of allowing Parent to contribute the Commitment to Merger Sub, all of which will be contributed to Merger Sub at the Closing to fund the Merger Consideration and to pay related fees and expenses; provided that under no circumstance shall the Sponsor be obligated to fund, in the aggregate, an amount in excess of the Commitment. The Sponsor may effect the purchase of such equity and/or debt securities of Parent and/or a wholly-owned Subsidiary of Parent directly or indirectly through one or more affiliated entities. The amount of the Commitment to be funded under this Equity Commitment Letter may be reduced in an amount specified by Parent but only to the extent that it will thereafter be possible for Parent to consummate the transactions contemplated by the Merger Agreement with the Sponsor contributing less than the full amount of the Commitment.

2. Conditions. The Sponsor’s obligation to fund the Commitment shall be subject to (a) the execution and delivery of the Merger Agreement by the Company and (b) the satisfaction or waiver by Parent (with the prior written approval of the Sponsor) of each of the conditions to Parent’s and Merger Sub’s obligations to consummate the transactions contemplated by the Merger Agreement.

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3. Termination. The Sponsor’s obligation to fund the Commitment will terminate automatically and immediately upon the earliest to occur of: (a) the Closing (subject to Sponsor having fully funded the Commitment as required pursuant to Section 1); (b) the termination of the Merger Agreement in accordance with its terms; and (c) the funding of the Commitment. Upon termination of this Equity Commitment Letter, the Sponsor shall not have any further obligations or liabilities hereunder.

4. Assignment; Amendments and Waivers; Entire Agreement.

(a) The rights and obligations under this Equity Commitment Letter may not be assigned by either party hereto without the prior written consent of the other party hereto, and any attempted assignment shall be null and void and of no force or effect. Notwithstanding the foregoing, (i) the Sponsor may assign all or any portion of its obligation to fund the Commitment to one or more of its affiliated investment funds that is advised by the investment manager of the Sponsor or any Affiliate thereof and (ii) Parent may assign all or any portion of its obligations hereunder, at the direction of the Sponsor, to a parent entity that owns, directly or indirectly, all or substantially all of the equity interests of Parent; provided that, in each case, no such assignment shall relieve the assigning party of its obligations hereunder.

(b) This Equity Commitment Letter may not be amended, and no provision hereof waived or modified, except by an instrument signed by each of the parties hereto.

(c) This Equity Commitment Letter constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties hereto with respect to the subject matter hereof and thereof.

5. No Third Party Beneficiaries. Except to the extent as expressly set forth in Section 6(b), this Equity Commitment Letter shall be binding solely on, and inure solely to the benefit of, the parties hereto and their respective successors and permitted assigns, and nothing set forth in this Equity Commitment Letter shall be construed to confer upon or give to any Person (including the Company), other than the parties hereto and their respective successors and permitted assigns, any benefits, rights or remedies under or by reason of, or any rights to enforce or cause Parent to enforce, any provision of this Equity Commitment Letter.

6. Limited Recourse; Enforcement.

(a) Notwithstanding anything that may be expressed or implied in this Equity Commitment Letter or any document or instrument delivered contemporaneously herewith, Parent, by its acceptance of the benefits of the Commitment provided herein, covenants, agrees and acknowledges that no Person (other than the Sponsor and its successors and permitted assigns) shall have any obligation hereunder or in connection with the transactions contemplated hereby and that, notwithstanding that the Sponsor or any of its successors or permitted assigns may be a partnership or limited liability company, it has no rights of recovery against, and no recourse hereunder or under any documents or instruments delivered in connection herewith or in respect of any oral representations made or alleged to be made in connection herewith or therewith shall be had against, any former, current and future direct or indirect equityholders, controlling persons, stockholders, directors, officers, employees, agents, Affiliates, members,

2

managers, general or limited partners, attorneys or other Representatives of either party hereto, or any of their respective successors or assigns, or any former, current and future direct or indirect equityholders, controlling persons, stockholders, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners, attorneys or other Representatives or successors or assignees of any of the foregoing (but not including the Sponsor or its respective permitted assigns hereunder, each, a “Related Party” and, collectively, the “Related Parties”), whether by the enforcement of any assessment or by any Legal Action or Order, or by virtue of any applicable Law, it being agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any Related Party for any obligations of the Sponsor or any of its successors or permitted assigns under this Equity Commitment Letter or any documents or instrument delivered in connection herewith or in respect of any oral representations made or alleged to be made in connection herewith or therewith or for any claim (whether at law or equity or in tort, contract or otherwise) based on, in respect of, or by reason of such obligations or their creation.

(b) This Equity Commitment Letter may only be enforced by Parent at the direction of the Sponsor in its sole discretion or, solely to the extent expressly set forth in the following proviso, the Company, and none of Parent’s creditors shall have any right to enforce this Equity Commitment Letter or to cause Parent to enforce this Equity Commitment Letter; provided, however, that, subject to the terms and conditions of the Merger Agreement, the Company is hereby made a third party beneficiary of the rights granted to Parent hereby only for the purpose of specifically enforcing Parent’s right to cause the Commitment to be funded hereunder (solely to the extent that Parent can enforce the Commitment pursuant to the terms hereof) without any requirement that such enforcement be at the direction of the Sponsor, and for no other purpose (including any claim for monetary damages hereunder). Except as expressly set forth in the preceding proviso, no obligation contained in, arising from or relating to this Equity Commitment Letter will be enforceable by way of specific performance.

7. Governing Law; Jurisdiction. This Equity Commitment Letter, and all claims or causes of action (whether at Law, in contract or in tort) that may be based upon, arise out of or relate to this Equity Commitment Letter or the negotiation, execution or performance hereof shall be construed, performed and enforced in accordance with the Laws of the State of Delaware without giving effect to its principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the Laws of another jurisdiction. Any Legal Action against, arising out of or relating to this Equity Commitment Letter or the transactions contemplated hereby, including any Legal Action against any Related Party, shall be brought solely and exclusively in the Court of Chancery of the State of Delaware; provided that if (and only after) such courts determine that they lack subject matter jurisdiction over any such legal Legal Action, such Legal Action shall be brought solely and exclusively in the federal courts of the United States of America located in the State of Delaware; provided, further, that if (and only after) both the Court of Chancery of the State of Delaware and the federal courts of the United States of America located in the State of Delaware determine that they lack subject matter jurisdiction over any such Legal Action, such Legal Action shall be brought in the United States District Court for the Southern District of New York. Each of the parties hereto agrees that a final judgment (subject to any appeals therefrom) in any such Legal Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each party hereto hereby irrevocably submits to the exclusive

3

jurisdiction of such courts, in accordance with the foregoing order of priority, in respect of any Legal Action arising out of or relating to this Equity Commitment Letter or the transactions contemplated hereby, and hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any Legal Action arising out of or relating to this Equity Commitment Letter or the transactions contemplated hereby in any such court in accordance with the provisions of this Section 7. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by applicable Law, the defense of an inconvenient forum to the maintenance of such Legal Action in any such court. Nothing in this Equity Commitment Letter will affect the right of any party hereto to serve process in any other manner permitted by applicable Law.

8. Waiver of Jury Trial. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS EQUITY COMMITMENT LETTER IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS EQUITY COMMITMENT LETTER OR THE TRANSACTIONS CONTEMPLATED HEREBY, INCLUDING ANY LEGAL ACTION INVOLVING ANY RELATED PARTY UNDER THIS EQUITY COMMITMENT LETTER. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (a) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (b) EACH PARTY HERETO UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (c) EACH PARTY HERETO MAKES THIS WAIVER VOLUNTARILY, AND (d) EACH PARTY HERETO HAS BEEN INDUCED TO ENTER INTO THIS EQUITY COMMITMENT LETTER BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.

9. Counterparts. This Equity Commitment Letter may be executed by facsimile and in counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[END OF PAGE]

[SIGNATURE PAGE FOLLOWS]

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Very truly yours,

ABRY PARTNERS VI, L.P.

By:	ABRY VI CAPITAL PARTNERS, L.P.,
Its General Partner

By:	ABRY VI Capital Investors, LLC,
Its General Partner

By:	/s/ Royce Yudkoff
Name:	Royce Yudkoff
Title:	Sole Member

Accepted and acknowledged as of the date first set forth above by:

CFS PARENT CORP.

By:	/s/ Brian St. Jean
Name:	Brian St. Jean
Title:	Vice President and Secretary

[Signature Page to the Equity Commitment Letter]

EXHIBIT 3

EXECUTION COPY

November 1, 2010

CFS Parent Corp.

c/o ABRY Partners, LLC

111 Huntington Avenue, 30th Floor

Boston, Massachusetts 02199

Re:	Second Equity Commitment Letter

Ladies and Gentlemen:

This letter agreement (this “Equity Commitment Letter”) sets forth the commitment of ABRY Partners VI, L.P., a Delaware limited partnership (the “Sponsor”), subject to the terms and conditions contained herein, to purchase, or cause the purchase of, certain equity and/or debt securities of CFS Parent Corp., a Delaware corporation (“Parent”). It is contemplated that, pursuant to that certain Agreement and Plan of Merger, dated as of the date hereof (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Parent, CFS Merger Sub Corp., a Delaware corporation (“Merger Sub”), and COMFORCE Corporation, a Delaware corporation (the “Company”), Merger Sub has agreed to, on the terms and subject to the conditions set forth in the Merger Agreement, merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Parent. Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Merger Agreement.

1. Commitment. This Equity Commitment Letter confirms the commitment of the Sponsor, subject to the terms and conditions set forth herein, that it shall purchase (or cause an assignee permitted by the terms of Section 4(a) to purchase) equity and/or debt securities of Parent and/or a wholly-owned Subsidiary of Parent for an aggregate amount in cash of up to US$3,800,000 (the “Commitment”), solely for the purpose of allowing Parent to satisfy claims for monetary damages arising out of Parent’s and Merger Sub’s obligations pursuant to the Merger Agreement to the extent such damages are found by a court of competent jurisdiction in a final, non-appealable determination to be due and payable; provided that under no circumstance shall the Sponsor be obligated to fund, in the aggregate, an amount in excess of the Commitment. The Sponsor may effect the purchase of such equity and/or debt securities of Parent and/or a wholly-owned Subsidiary of Parent directly or indirectly through one or more affiliated entities. The amount of the Commitment to be funded under this Equity Commitment Letter may be reduced in an amount specified by Parent but only to the extent that it will thereafter be possible for Parent to satisfy any claims of the Company arising under Section 8.13 of the Merger Agreement.

2. Conditions. The Sponsor’s obligation to fund the Commitment shall be subject to (a) the execution and delivery of the Merger Agreement by the Company, and (b) the election by the Company to terminate the Merger Agreement pursuant to Section 7.03(a) or Section 7.03(c) thereof.

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3. Termination. The Sponsor’s obligation to fund the Commitment will terminate automatically and immediately upon the earliest to occur of: (a) the Closing; (b) the termination of the Merger Agreement in accordance with its terms (other than by the Company pursuant to Section 7.03(a) or Section 7.03(c) thereof); and (c) the funding of the Commitment. Upon termination of this Equity Commitment Letter, the Sponsor shall not have any further obligations or liabilities hereunder.

4. Assignment; Amendments and Waivers; Entire Agreement.

(a) The rights and obligations under this Equity Commitment Letter may not be assigned by either party hereto without the prior written consent of the other party hereto, and any attempted assignment shall be null and void and of no force or effect. Notwithstanding the foregoing, (i) the Sponsor may assign all or any portion of its obligation to fund the Commitment to one or more of its affiliated investment funds that is advised by the investment manager of the Sponsor or any Affiliate thereof and (ii) Parent may assign all or any portion of its obligations hereunder, at the direction of the Sponsor, to a parent entity that owns, directly or indirectly, all or substantially all of the equity interests of Parent; provided that, in each case, no such assignment shall relieve the assigning party of its obligations hereunder.

(b) This Equity Commitment Letter may not be amended, and no provision hereof waived or modified, except by an instrument signed by each of the parties hereto.

(c) This Equity Commitment Letter constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties hereto with respect to the subject matter hereof and thereof.

5. No Third Party Beneficiaries. Except to the extent as expressly set forth in Section 6(b), this Equity Commitment Letter shall be binding solely on, and inure solely to the benefit of, the parties hereto and their respective successors and permitted assigns, and nothing set forth in this Equity Commitment Letter shall be construed to confer upon or give to any Person (including the Company), other than the parties hereto and their respective successors and permitted assigns, any benefits, rights or remedies under or by reason of, or any rights to enforce or cause Parent to enforce, any provision of this Equity Commitment Letter.

6. Limited Recourse; Enforcement.

(a) Notwithstanding anything that may be expressed or implied in this Equity Commitment Letter or any document or instrument delivered contemporaneously herewith, Parent, by its acceptance of the benefits of the Commitment provided herein, covenants, agrees and acknowledges that no Person (other than the Sponsor and its successors and permitted assigns) shall have any obligation hereunder or in connection with the transactions contemplated hereby and that, notwithstanding that the Sponsor or any of its successors or permitted assigns may be a partnership or limited liability company, it has no rights of recovery against, and no recourse hereunder or under any documents or instruments delivered in connection herewith or in respect of any oral representations made or alleged to be made in connection herewith or therewith shall be had against, any former, current and future direct or indirect equityholders, controlling persons, stockholders, directors, officers, employees, agents, Affiliates, members,

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managers, general or limited partners, attorneys or other Representatives of either party hereto, or any of their respective successors or assigns, or any former, current and future direct or indirect equityholders, controlling persons, stockholders, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners, attorneys or other Representatives or successors or assignees of any of the foregoing (but not including the Sponsor or its respective permitted assigns hereunder, each, a “Related Party” and, collectively, the “Related Parties”), whether by the enforcement of any assessment or by any Legal Action or Order, or by virtue of any applicable Law, it being agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any Related Party for any obligations of the Sponsor or any of its successors or permitted assigns under this Equity Commitment Letter or any documents or instrument delivered in connection herewith or in respect of any oral representations made or alleged to be made in connection herewith or therewith or for any claim (whether at law or equity or in tort, contract or otherwise) based on, in respect of, or by reason of such obligations or their creation.

(b) This Equity Commitment Letter may only be enforced by Parent at the direction of the Sponsor in its sole discretion or, solely to the extent expressly set forth in the following proviso, the Company, and none of Parent’s creditors shall have any right to enforce this Equity Commitment Letter or to cause Parent to enforce this Equity Commitment Letter; provided, however, that, subject to the terms and conditions of the Merger Agreement, the Company is hereby made a third party beneficiary of the rights granted to Parent hereby only for the purpose of specifically enforcing Parent’s right to cause the Commitment to be funded hereunder (solely to the extent that Parent can enforce the Commitment pursuant to the terms hereof) without any requirement that such enforcement be at the direction of the Sponsor, and for no other purpose (including any claim for monetary damages hereunder). Except as expressly set forth in the preceding proviso, no obligation contained in, arising from or relating to this Equity Commitment Letter will be enforceable by way of specific performance.

7. Governing Law; Jurisdiction. This Equity Commitment Letter, and all claims or causes of action (whether at Law, in contract or in tort) that may be based upon, arise out of or relate to this Equity Commitment Letter or the negotiation, execution or performance hereof shall be construed, performed and enforced in accordance with the Laws of the State of Delaware without giving effect to its principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the Laws of another jurisdiction. Any Legal Action against, arising out of or relating to this Equity Commitment Letter or the transactions contemplated hereby, including any Legal Action against any Related Party, shall be brought solely and exclusively in the Court of Chancery of the State of Delaware; provided that if (and only after) such courts determine that they lack subject matter jurisdiction over any such legal Legal Action, such Legal Action shall be brought solely and exclusively in the federal courts of the United States of America located in the State of Delaware; provided, further, that if (and only after) both the Court of Chancery of the State of Delaware and the federal courts of the United States of America located in the State of Delaware determine that they lack subject matter jurisdiction over any such Legal Action, such Legal Action shall be brought in the United States District Court for the Southern District of New York. Each of the parties hereto agrees that a final judgment (subject to any appeals therefrom) in any such Legal Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each party hereto hereby irrevocably submits to the exclusive

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jurisdiction of such courts, in accordance with the foregoing order of priority, in respect of any Legal Action arising out of or relating to this Equity Commitment Letter or the transactions contemplated hereby, and hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any Legal Action arising out of or relating to this Equity Commitment Letter or the transactions contemplated hereby in any such court in accordance with the provisions of this Section 7. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by applicable Law, the defense of an inconvenient forum to the maintenance of such Legal Action in any such court. Nothing in this Equity Commitment Letter will affect the right of any party hereto to serve process in any other manner permitted by applicable Law.

8. Waiver of Jury Trial. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS EQUITY COMMITMENT LETTER IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS EQUITY COMMITMENT LETTER OR THE TRANSACTIONS CONTEMPLATED HEREBY, INCLUDING ANY LEGAL ACTION INVOLVING ANY RELATED PARTY UNDER THIS EQUITY COMMITMENT LETTER. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (a) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (b) EACH PARTY HERETO UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (c) EACH PARTY HERETO MAKES THIS WAIVER VOLUNTARILY, AND (d) EACH PARTY HERETO HAS BEEN INDUCED TO ENTER INTO THIS EQUITY COMMITMENT LETTER BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.

9. Counterparts. This Equity Commitment Letter may be executed by facsimile and in counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[END OF PAGE]

[SIGNATURE PAGE FOLLOWS]

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Very truly yours,

ABRY PARTNERS VI, L.P.

By:	ABRY VI CAPITAL PARTNERS, L.P.,
Its General Partner

By:	ABRY VI Capital Investors, LLC,
Its General Partner

By:	/s/ Royce Yudkoff
Name:	Royce Yudkoff
Title:	Sole Member

Accepted and acknowledged as of the date first set forth above by:

CFS PARENT CORP.

By:	/s/ Brian St. Jean
Name:	Brian St. Jean
Title:	Vice President and Secretary

[Signature Page to the Second Equity Commitment Letter]